Filed Pursuant to Rule 424(b)(5)

Registration No. 333-254299

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement dated May 14, 2021

and Prospectus Dated March 26, 2021)

Up to $10,500,000

Common Stock

This prospectus supplement amends and supplements the information in our prospectus supplement dated May 14, 2021 (the “Initial Prospectus Supplement”). This prospectus supplement should be read in conjunction with the Initial Prospectus Supplement and the accompanying prospectus dated March 26, 2021 (File No. 333-254299) (the “Registration Statement” and such prospectus, as supplement by the Initial Prospectus Supplement, the “Prior Prospectus”) and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus, and any future amendments or supplements thereto.

We previously entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC (“Jefferies”), dated May 14, 2021, relating to the sale of shares of our common stock, par value $0.001 per share, offered by the Prior Prospectus.  As of June 30, 2023, we have sold an aggregate of $5,601,908 of common stock under the Sales Agreement.

On June 28, 2023, the date on which we filed our Annual Report on Form 10-K for the fiscal year ended March 31, 2023, the Prior Prospectus became subject to the offering limits set forth in General Instruction I.B.6 of Form S-3. The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is approximately $32.8 million, which was calculated based on 7,816,288 shares of our outstanding common stock held by non-affiliates on June 28, 2023 at a price of $4.20 per share, the closing price of our common stock on June 1, 2023, as adjusted to give effect to the 1-for-30 reverse split of the issued and outstanding shares of our common stock, effective June 6, 2023. During the 12 calendar months prior to, and including, the date of this prospectus supplement, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3.

We are filing this prospectus supplement to amend and supplement the information in the Prior Prospectus to update the amount of shares we are eligible to sell under General Instruction I.B.6 of Form S-3 and pursuant to the Sales Agreement. As a result of the limitations set forth in General Instruction I.B.6 of Form S-3, we may offer and sell shares of our common stock having an aggregate offering price of up to $10,500,000 from time to time through Jefferies. In the event that our public float increases above $75,000,000, we will no longer be subject to the limits in General Instruction I.B.6 of Form S-3.

Our common stock is listed on the Nasdaq Capital Market under the symbol “VTGN.” On June 29, 2023, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.80 per share.

Investing in our common stock involves a high degree of risk. See the information contained under the heading “Risk Factors” beginning on page 7 of the Prior Prospectus and under similar headings in the other documents that are incorporated by reference therein, including specifically under “Item 1A: Risk Factors” and elsewhere in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023, before making a decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Jefferies

Prospectus supplement dated June 30, 2023.